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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Affordable Residential Communities Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

008273-10-4

(CUSIP Number)

Michael M. Boone
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 008273-10-4			Page 2 of 4

1.	Name of Reporting Person: Gerald J. Ford		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,904,500

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,904,500

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,904,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.6%

14.	Type of Reporting Person (See Instructions): IN

2

     This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by Gerald J. Ford on April 1, 2005 (the “Schedule 13D”) with the Securities and Exchange Commission relating to the common stock, par value $0.01 per share (“Common Stock”), of Affordable Residential Communities Inc., a Maryland corporation (the “Issuer”). Capitalized terms used herein which are not defined herein have the meanings attributed to such terms in the Schedule 13D. Except as otherwise expressly provided herein, all Items of the Schedule 13D remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby supplemented as follows:

     On April 1, 2005, Mr. Ford purchased 318,000 shares of Common Stock for an aggregate purchase price of approximately $4,012,657. On April 4, 2005, Mr. Ford purchased 922,400 shares of Common Stock for an aggregate purchase price of approximately $11,722,109. Mr. Ford effected these purchases using funds borrowed on an unsecured basis from Hunter’s Glen/Ford, Ltd., an affiliate of Mr. Ford. Hunter’s Glen/Ford, Ltd. loaned the funds to Mr. Ford from its available working capital. The parties intend to prepare written documentation evidencing the borrowing arrangement.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a)      As of April 4, 2005, Mr. Ford was the beneficial owner of 3,904,500 shares of Common Stock (which represents approximately 9.6% of the outstanding Common Stock based upon information contained in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2004).

     (b)      Mr. Ford has sole voting power and sole dispositive power with respect to the shares of Common Stock reported herein.

     (c)      During the past sixty days, the only transactions in the Common Stock effected by Mr. Ford were the following open market purchases:

Date	Price	Number of Shares Acquired
3/18/2005	$12.4856	305,300
3/21/2005	$12.4852	485,000
3/22/2005	$12.5506	109,700
3/23/2005	$12.3500	500,000
3/23/2005	$12.3610	83,000
3/24/2005	$12.5000	7,100
3/31/2005	$12.6000	106,600
4/1/2005	$12.5976	214,000
4/1/2005	$12.6001	104,000
4/4/2005	$12.5674	9,400
4/4/2005	$12.6892	913,000

     (d)      Not applicable.

     (e)      Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2005

By:	/s/ Gerald J. Ford
Gerald J. Ford